UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

In furtherance of the relevant information announced to the markets on December 24, 2012, after having obtained the necessary approvals, BBVA announces that it has completed today the sale of its total stake in the Colombian company “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.” to Grupo Aval Acciones y Valores, S.A. and its affiliates Banco de Bogotá S.A., Banco de Occidente S.A. and Porvenir S.A.

The adjusted total price is US$ 541.4 million. The capital gain net of taxes arising from the transaction amounts to approximately € 263 million.

Madrid, April 18, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 19, 2013	By: /s/ Francisco Javier Rodríguez Soler
Name: Francisco Javier Rodríguez Soler
Title: Management Director – M&A